NEWS RELEASE	ELD No. 12-01
TSX: ELD NYSE: EGO ASX: EAU	January 5, 2012

Kisladag Concentrate Treatment Plant Startup

VANCOUVER - BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to announce the successful commissioning and startup of the concentrate treatment plant at the Kisladag mine. This plant has been constructed to enable treatment of the flotation concentrate from the Company’s Efemcukuru mine.

At year-end 2011, 9,100 tonnes of concentrate had been delivered to Kisladag, containing approximately 25,000 ounces of gold.

In the last week, treatment of this first concentrate feed has resulted in the production of dore. In the course of 2012, the stockpile concentrate will be processed along with the planned 2012 production from Efemcukuru.

“Our in-country engineering construction teams have again done a great job of completing construction and successfully commissioning this plant in a timely manner. Considering the final permit approval was received on July 12, 2011, this construction project has been executed very efficiently,” commented Paul Wright, President and CEO of Eldorado.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

 Paul N. Wright

 President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Kisladag Concentrate Treatment Plant Startup.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:
Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	website: www.eldoradogold.com
Request for information packages: Reception@eldoradogold.com